# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: US ENERGY CORP, CIK 0000101594
CUSIP: 911805307
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1616 S. VOSS, SUITE 725, 1616 S. VOSS, SUITE 725, HOUSTON, Texas (TX), 77057
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0001493152-22-001504
Filed by CIK 0001903548
Persons authorized to receive notices and communications: Joshua L. Batchelor, 2121 Sage Road, Suite 325, Houston, Texas (TX), 77056, (713) 364-1400

## Reporting persons
- Batchelor Joshua Lane (CIK 0001903548): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,204,139; sole dispositive power 0; shared dispositive power 6,204,139; aggregate amount beneficially owned 6,204,139 (17.6% of the class)
  Comment: In his capacity as co-Managing Partner of Sage Road Capital, LLC, Mr. Batchelor may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC Sage Road Energy II, LP, and SRC Management Company, LP, which entities Sage Road Capital, LLC indirectly controls and manages certain funds which own a majority interest of, as discussed below.
  
  Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 18,176,735 shares of the Issuer's Common Stock, or 51.7% of the Common Stock, as of the date of this Schedule 13D.
  
  Based on information provided by the Issuer as of January 27, 2025, reflecting 35,163,070 shares of Common Stock of the Issuer outstanding as of such date.
- Benjamin A. Stamets: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,204,139; sole dispositive power 0; shared dispositive power 6,204,139; aggregate amount beneficially owned 6,204,139 (17.2% of the class)
  Comment: In his capacity as co-Managing Partner of Sage Road Capital, LLC, Mr. Stamets may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC Sage Road Energy II, LP, and SRC Management Company, LP, which entities Sage Road Capital, LLC indirectly controls and manages certain funds which own a majority interest of, as discussed below.
  
  Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 18,176,735 shares of the Issuer's Common Stock, or 51.7% of the Common Stock, as of the date of this Schedule 13D.
  
  Based on information provided by the Issuer as of January 27, 2025, reflecting 35,163,070 shares of Common Stock of the Issuer outstanding as of such date.
- Sage Road Capital, LLC (CIK 0001903543): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,204,139; sole dispositive power 0; shared dispositive power 6,204,139; aggregate amount beneficially owned 6,204,139 (17.6% of the class)
  Comment: Sage Road Capital, LLC, may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Sage Road Energy II, LP, and SRC Management Company, LP, which Sage Road Capital, LLC, indirectly controls and manages certain funds which own a majority interest of, as discussed below.
  
  Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 18,176,735 shares of the Issuer's Common Stock, or 51.7% of the Common Stock, as of the date of this Schedule 13D.
  
  Based on information provided by the Issuer as of January 27, 2025, reflecting 35,163,070 shares of Common Stock of the Issuer outstanding as of such date.
- SRC Management Company, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 148,913; sole dispositive power 0; shared dispositive power 148,913; aggregate amount beneficially owned 148,913 (0.4% of the class)
  Comment: Sage Road Capital, LLC, may be deemed to beneficially own the shares of Common Stock held by Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Sage Road Energy II, LP, and SRC Management Company, LP, which Sage Road Capital, LLC, indirectly controls and manages certain funds which own a majority interest of, as discussed below.
  
  Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 18,176,735 shares of the Issuer's Common Stock, or 51.7% of the Common Stock, as of the date of this Schedule 13D.
  
  Based on information provided by the Issuer as of January 27, 2025, reflecting 35,163,070 shares of Common Stock of the Issuer outstanding as of such date.
- Banner Oil & Gas, LLC (CIK 0001903322): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,089,101; sole dispositive power 0; shared dispositive power 5,089,101; aggregate amount beneficially owned 5,089,101 (14.5% of the class)
  Comment: Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 18,176,735 shares of the Issuer's Common Stock, or 51.7% of the Common Stock, as of the date of this Schedule 13D.
  
  Based on information provided by the Issuer as of January 27, 2025, reflecting 35,163,070 shares of Common Stock of the Issuer outstanding as of such date.
- Woodford Petroleum, LLC (CIK 0001903542): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 392,901; sole dispositive power 0; shared dispositive power 392,901; aggregate amount beneficially owned 392,901 (1.1% of the class)
  Comment: Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 18,176,735 shares of the Issuer's Common Stock, or 51.7% of the Common Stock, as of the date of this Schedule 13D.
  
  Based on information provided by the Issuer as of January 27, 2025, reflecting 35,163,070 shares of Common Stock of the Issuer outstanding as of such date.
- Sage Road Energy II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 573,224; sole dispositive power 0; shared dispositive power 573,224; aggregate amount beneficially owned 573,224 (1.6% of the class)
  Comment: Does not include shares of Common Stock held by the Separately Filing Group Members (as defined below in Item 2. The Reporting Persons (as defined below) believe that they and the Separately Filing Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 18,176,735 shares of the Issuer's Common Stock, or 51.7% of the Common Stock, as of the date of this Schedule 13D.
  
  Based on information provided by the Issuer as of January 27, 2025, reflecting 35,163,070 shares of Common Stock of the Issuer outstanding as of such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: US ENERGY CORP
Address of issuer's principal executive offices: 1616 S. VOSS, SUITE 725, 1616 S. VOSS, SUITE 725, HOUSTON, Texas (TX), 77057
Comment:
Item 1 of the Original 13D is hereby amended and restated to read in its entirety as follows:

This Statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of U.S. Energy Corp., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 1616 S. Voss, Suite 725, 77057.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by Joshua L. Batchelor, an individual; Benjamin A. Stamets, an individual; SRC Management Company, LP, a Delaware limited partnership ("SRC"); Sage Road Capital, LLC, a Delaware limited liability company ("Sage Road"); Banner Oil & Gas, LLC, a Delaware limited liability company ("Banner"); Woodford Petroleum, LLC, a Delaware limited liability company ("Woodford"); and Sage Road Energy II, LP, a Delaware limited partnership ("Sage Road Energy", and together with Mr. Batchelor, Mr. Stamets, Sage Road, Banner and Woodford, the "Reporting Persons").

Due to Mr. Batchelor's and Mr. Stamets' statuses as co-Managing Partners of Sage Road, which entity indirectly controls, and manages certain funds which own a majority interest of, each of Banner, Woodford,Sage Road Energy and SRC, Mr. Batchelor and Mr. Stamets may be deemed to beneficially own the shares of Common Stock held by Banner, Woodford, SRC and Sage Road Energy.

Due to Sage Road's indirect control of, and management of certain funds which own a majority interest of, Banner, Woodford, SRC and Sage Road Energy, Sage Road may be deemed to beneficially own the shares of Common Stock held by Banner, Woodford, SRC and Sage Road Energy.
Residence or business address: The principal business address of the Reporting Persons is 2121 Sage Road, Suite 325, Houston, Texas 77056.
Present principal occupation or employment: The principal business of Sage Road is making private equity investments in the energy industry. The principal business of Banner is oil and gas exploration and development. The principal business of Woodford is oil and gas exploration and development. The principal business of Sage Road Energy is oil and gas exploration and development. The principal business of SRC is an investment vehicle. The principal occupation of Mr. Batchelor and Mr. Stamets is a private equity investment professional. Mr. Batchelor also serves as a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Batchelor and Mr. Stamets are each a citizen of the United States. Woodford, Banner, SRC and Sage Road Energy are each organized in the State of Delaware.

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of the Reporting Persons and the following persons (the "Separately Filing Group Members"):

Llano Energy LLC ("Llano"), which holds no shares of the Issuer's Common Stock, but which is indirectly controlled by Sage Road;
Lubbock Energy Partners LLC ("Lubbock");
King Oil & Gas Company, Inc. ("King Oil");
WDM Family Partnership, LP ("WDM");
Katla Energy Holdings LLC ("Katla Energy"); and
Synergy Offshore LLC ("Synergy"); and

each of the principals of the Separately Filing Group Members.

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a "group" with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in such Schedule 13Ds filed by the Separately Filing Group Members. Based on information publicly filed by the Separately Filing Group Members, the Reporting Persons believe that they and the Separately Filing Group Members together as a "group" may be deemed to collectively beneficially own in the aggregate 18,176,735 shares of the Issuer's Common Stock, or 51.7% of the Common Stock, as of the date of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original 13D is hereby amended to add the following paragraphs below:

On and effective on September 16, 2022, the Issuer, Lubbock Energy Partners LLC; Banner Oil & Gas, LLC; Woodford Petroleum, LLC; Llano Energy LLC; Synergy Offshore LLC; King Oil & Gas Company, Inc.; WDM Family Partnership, LP; and Katla Energy Holdings LLC, entered into an Amended and Restated Nominating and Voting Agreement (the "A&R Agreement"). The A&R Agreement amended and restated a prior Nominating and Voting Agreement dated January 5, 2022, to include King Oil, WDM and Katla Energy as voting parties thereunder (each a "Voting Party") and clarify the Issuer's change in domicile from Wyoming to Delaware.

The A&R Agreement provides that each of Lubbock, Synergy and Banner (each a "Nominating Party") has the right to designate for nomination to the Board of Directors of the Issuer (the "Board") two nominees (for so long as such Nominating Party (and its affiliates) beneficially owns at least 15% of the Issuer's outstanding Common Stock) and one nominee (for so long as such Nominating Party (and its affiliates) beneficially owns at least 5% of the Issuer's Common Stock), for appointment at any stockholder meeting or via any consent to action without meeting of the stockholders of the Issuer. The A&R Agreement also requires the Board to include such nominees in the slate of directors up for appointment at each meeting of stockholders where directors will be appointed, and take other actions to ensure that such persons are elected to the Board by the stockholders of the Issuer.

The A&R Agreement also provides that for the purposes of calculating the percentage ownership of Common Stock beneficially held by each Nominating Party, shares of Common Stock may only be counted once, and may only be deemed beneficially owned by at a maximum, by one Nominating Party and that further, in the event any shares of Common Stock are beneficially owned (as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3") by more than one Nominating Party, such affected Nominating Parties shall apportion beneficial ownership for the purposes of the A&R Agreement equitably, in good faith, and promptly advise the Issuer and the other Nominating Parties of such agreed allocations.

Pursuant to the A&R Agreement, if any Nominating Party's nominated party ceases for any reason to serve on the Board, such nominated party will be provided the right to appoint another person to the Board, who shall be appointed to the Board pursuant to the power to fill vacancies given to the Board without a stockholder vote, by the Bylaws of the Issuer.

Notwithstanding the above, no person is required to be included as a nominee for election or appointment to the Board in the event such person is a Disqualified Person. A "Disqualified Person" is a person for whom the Board reasonably determines that the nomination, election or appointment of, or retention of such person on the Board, as applicable, would (a) violate the listing rules of Nasdaq or the rules and regulations of the SEC, (b) due to such person's past, affiliations or otherwise, negatively affect the reputation of the Issuer, negatively affect the Issuer's ability to complete future transactions, or disqualify the Issuer from undertaking any offering under applicable securities laws, or (c) violate the fiduciary duties that the Board owes to the Issuer or its stockholders; provided, however, that if the Board reasonably determines that any person is unfit for service on the Board for the reasons set forth above, then the applicable Nominating Party is entitled to designate an alternative or replacement person.

Further notwithstanding the above, the non-Nominating Party directors and Nominating Party directors are required to be apportioned between 'independent' and non-'independent' directors as required by the rules of Nasdaq such that the Issuer continues in compliance with applicable Nasdaq rules.

Each nominated person is entitled to the same expense reimbursement and advancement, exculpation, indemnification and insurance in connection with his or her role as a director as the other members of the Board, as well as reimbursement for documented, reasonable out-of-pocket expenses incurred in attending meetings of the Board or any committee of the Board of which such nominated person is a member, if any, in each case to the same extent as the other members of the Board. The Issuer also agreed to continue to maintain directors' and officers' liability insurance coverage with respect to each nominated person's service on the Board for a period of at least six years after each such nominated person's service on the Board has concluded.

At all times when Lubbock holds at least 5% of the Issuer's outstanding Common Stock and its appointee is John A. Weinzierl, each Nominating Party is required to instruct its appointee on the Board to vote in favor of appointing Mr. Weinzierl as Chairman of the Board.

During the term of the A&R Agreement, each Nominating Party and each Voting Party, agreed to vote all securities of the Issuer which they hold in any manner as may be necessary to nominate and elect (and, if applicable, maintain in office) as a member of the Issuer's Board, each of the nominated persons and further to not remove any nominated persons, unless such person is a Disqualified Person.

The A&R Agreement continues in effect until the earlier of (a) the date mutually agreed by each of the Nominating Party; and (b) the date that no Nominating Party owns at least 5% of the outstanding shares of Common Stock of the Issuer; subject to certain rights and obligations which survive termination. Once a Nominating Party's ownership drops below 5% of the Issuer's outstanding Common Stock, it no longer has any right to nominate any person under the A&R Agreement, even if such Nominating Party's ownership increases above 5% of the Issuer's Common Stock in the future. Each Voting Party ceases to be bound by the terms of the A&R Agreement at such time as the Voting Party no longer holds any shares of Common Stock of the Issuer.

On January 27, 2025, the Issuer entered into a Share Repurchase Agreement with Banner, Woodford and Sage Road Energy (the "Selling Stockholders").

Pursuant to the Share Repurchase Agreement, the Company, in a private transaction, outside of, and separate from the Company's previously disclosed share repurchase program, on January 27, 2025, repurchased (a) 534,020 shares of Common Stock held by Banner, (b) 41,229 shares of Common Stock held by Woodford, and (c) 60,151 shares of Common Stock held by Sage Road, for an aggregate of $1,574,362 or $2.47775 per share, which is the price per share of the 4,871,400 shares Common Stock which the Issuer sold in its underwritten public offering which closed on January 23, 2025, less underwriting discounts and commissions, and which represents an 8.2% premium to the closing sales price of the Issuer's Common Stock on January 27, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended and restated to read in its entirety as follows:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, provided that the Reporting Persons reserve the right to appoint another designee to the Board of Directors of the Issuer pursuant to, and plan to take such actions as required by, and may take such actions from time to time, permitted by, the terms of the A&R Agreement, from time to time;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The description of the A&R Agreement in Item 3 above is incorporated by reference into this Item 4 in its entirety.

Due to the terms of the A&R Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original 13D is hereby amended and restated to read in its entirety as follows:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 2 and Item 3 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the A&R Agreement, are incorporated herein by this reference thereto.

Due to the terms of the A&R Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members will file separate Schedule 13Ds reporting beneficial ownership of their Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto. The Separately Filing Group Members and the Reporting Persons may be deemed to beneficially own in the aggregate 18,176,735 shares of Common Stock, which represents approximately 51.7% of the outstanding shares of Common Stock.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 35,163,070 shares of Common Stock outstanding as of January 27, 2025, based on information furnished by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 2 and Item 3 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the A&R Agreement, are incorporated herein by this reference thereto.

Due to the terms of the A&R Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members will file separate Schedule 13Ds reporting beneficial ownership of their Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto. The Separately Filing Group Members and the Reporting Persons may be deemed to beneficially own in the aggregate 18,176,735 shares of Common Stock, which represents approximately 51.7% of the outstanding shares of Common Stock.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 35,163,070 shares of Common Stock outstanding as of January 27, 2025, based on information furnished by the Issuer.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D as held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original 13D is hereby amended to include the following paragraph at the end thereof:

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, including, but not limited to the information regarding the A&R Agreement, is hereby incorporated herein by this reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original 13D is hereby amended and restated to read in its entirety as follows:

Purchase and Sale Agreement between among Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC, as sellers, and U.S. Energy Corp., as purchaser, dated as of October 4, 2021 (Filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 6, 2021, and incorporated by reference herein)

First Amendment to Purchase and Sale Agreements between Lubbock Energy Partners, LLC; Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC; Synergy Offshore, LLC, and U.S. Energy Corp., dated as of October 25, 2021(Filed as Exhibit 2.4 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 27, 2021, and incorporated by reference herein)

Registration Rights Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

Nominating and Voting Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

Amended and Restated Nominating and Voting Agreement dated September 1, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC, Synergy Offshore LLC, King Oil & Gas Company, Inc., WDM Family Partnership, LP, and Katla Energy Holdings LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 000-06814), filed with the SEC on September 16, 2022).

Share Repurchase Agreement dated January 27, 2025, by and between U.S. Energy Corp., and Banner Oil & Gas, LLC, Woodford Petroleum, LLC, and Sage Road Energy II, LP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 29, 2025).

Joint Filing Agreement of the Reporting Persons dated January 29, 2025

## Signatures
- Batchelor Joshua Lane: /s/ Joshua L. Batchelor, Joshua L. Batchelor (01/29/2025)
- Benjamin A. Stamets: /s/ Benjamin A. Stamets, Benjamin A. Stamets (01/29/2025)
- Sage Road Capital, LLC: /s/ Joshua L. Batchelor, Printed Name: Joshua L. Batchelor Its: Managing Partner (01/29/2025)
- SRC Management Company, LP: /s/ Joshua L. Batchelor, Printed Name: Joshua L. Batchelor Its: Manager (01/29/2025)
- Banner Oil & Gas, LLC: /s/ Joshua L. Batchelor, Printed Name: Joshua L. Batchelor Its: Manager (01/29/2025)
- Woodford Petroleum, LLC: /s/ Joshua L. Batchelor, Printed Name: Joshua L. Batchelor Its: Manager (01/29/2025)
- Sage Road Energy II, LP: /s/ Joshua L. Batchelor, Printed Name: Joshua L. Batchelor Its: Manager (01/29/2025)